Thai Farmers Bank
Public Company Limited

Piengchai Pookakupt, Ph.D.
Executive Vice President

02015338

12g3-2(b) File No.82-4922

Ref No. CN. 057/2002

February 21, 2002

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SUPPL

RECD S.E.C.
FEB 21 2002
080

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

dw 2/26

Summary Statement of Liabilities and Assets

as at January 31, 2002

Thai Farmers Bank Public Company Limited

Assets	Baht	Liabilities	Baht
Cash	10,627,665,509.16	Deposits	675,808,663,315.24
Interbank and money market items, net	158,903,552,621.60	Interbank and money market items	16,479,460,656.11
Securities purchased under resale agreements	26,150,000,000.00	Liabilities payable on demand	2,248,470,823.76
Investments, net (with obligations Baht 531,654,000.00)	114,947,066,992.47	Securities sold under repurchase agreements	500,000,000.00
Credit advances (net of allowance for doubtful accounts)	495,255,690,736.33	Borrowings	48,695,165,349.62
Accrued interest receivables	2,160,111,456.66	Bank's liabilities under acceptances	595,196,779.11
Properties foreclosed, net	11,486,757,024.02	Other liabilities	16,360,626,348.49
Customers' liabilities under acceptances	595,196,779.11	Total liabilities	760,681,474,274.35
Premises and equipment, net	22,244,235,206.19		
Other assets	6,251,267,771.02	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,000.00)	23,530,947,170.00
		Reserves and net profit after appropriation	(4,036,994,023.76)
		Other reserves and profit and loss account	8,446,116,675.19
		Total shareholders' equity	27,940,069,821.43
Total Assets	788,621,544,095.78	Total Liabilities and Shareholders' Equity	788,621,544,095.78
Customers' liabilities under unmatured bills	2,531,576,411.83	Bank's liabilities under unmatured bills	2,531,576,411.83
Total	791,153,120,507.61	Total	791,153,120,507.61

	Baht
Non-Performing Loans (13.21% of total loans before allowance for doubtful accounts)	62,993,034,217.28
* Loans to related parties	6,482,549,922.25
Loans to related asset management companies	36,670,000,000.00
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	68,679,739,584.15
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section 12	235,400.00
International Banking Facility's assets and liabilities	
Total assets	6,706,734,197.49
Total liabilities	885,425,478.92
Significant contingent liabilities	
Avals to bills and guarantees of loans	9,021,638,315.32
Letters of credit	7,162,610,695.79

Remark : * Including Baht 5,836 million loans to customers which the Bank had restructured.

S. Rajvanich